EXHIBIT 12.1

CARRIAGE SERVICES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited and in thousands)

	2012	2013	2014	2015	2016
Fixed charges:
Interest expense	$19,446	$12,260	$9,325	$9,563	$10,843
Amortization of capitalized expenses related to debt	685	362	983	996	895
Rental expense factor	1,965	2,180	2,130	2,177	2,027

Total fixed charges	$22,096	$14,802	$12,438	$12,736	$13,765

Earnings available for fixed charges:
Earnings before income taxes	$19,249	$24,462	$22,701	$34,590	$32,241
Add fixed charges before capitalized interest	22,096	14,802	12,438	12,736	13,765

Total earnings available for fixed charges	$41,345	$39,264	$35,139	$47,326	$46,006

Ratio of earnings to fixed charges(1)	1.87	2.65	2.83	3.72	3.34

(1)	For purposes of computing the ratios of earnings to fixed charges: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property.